UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Energia included in the BOVESPA’s IBrX 50

São Paulo, January 08, 2007 – As of January 2007, CPFL Energia was included in one of the main indexes of the Brazilian stock market. CPFL Energia’s shares (CPFE3) was included in the IBrX 50 of the São Paulo Stock Exchange (BOVESPA). This index measures the total return on a theoretical portfolio comprising 50 shares selected amongst those most actively traded on the BOVESPA in terms of liquidity, weighted by the outstanding shares’ market value.

CPFL Energia’s inclusion in this index is a result of the increase in its shares’ liquidity, measured by the average daily financial volume traded, which grew from R$ 7.2 million in the first half of 2006 to R$ 11.1 million in the second, and by average number of transactions, which moved up from 244 in the first half of 2006 to 445 in the second.

INVESTOR RELATIONS TEAM

Phone.: (55) (19) 3756-6083

Fax: (55) (19) 3756-6089

E-mail: ri@cpfl.com.br

Website: http://ri.cpfl.com.br

CPFL Energia is the largest Brazilian publicly-held group, operating in the generation, distribution and commercialization of electric power. CPFL is the only electric sector, publicly-held company which simultaneously trades shares on the Novo Mercado – Bovespa and the New York Stock Exchange, (ADR’s level III). The company strategy is focused on operational efficiency, synergic business growth, with financial discipline, practices of sustainability, social responsibility and differentiated corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 08, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.